FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of Janaury 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date February 7, 2005

"Barbara O'Neill"

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 - 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: January 26, 2005

NEWS RELEASE 05-04

For Further Information Contact:

Jean Pierre Jutras or James Devonshire at 1-403-269-6753

Web:  www.tylerresources.com

TYLER TO TRADE ON OTCBB

Calgary, Alberta - Tyler Resources Inc. is pleased to report that effective today it will trade on the OTCBB (www.OTCBB.com) under the symbol TYRRF.

"James Devonshire"

James Devonshire

CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States.  The Tyler Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Tyler's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler's filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

#500, 926 - 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS                                                                  NEWS FOR RELEASE: January 25, 2005

NEWS RELEASE 05-03

For Further Information Contact:                          Jean Pierre Jutras or James Devonshire at 1-403-269-6753

                                                                                                Web: www.tylerresources.com

Tyler Resources Announces Outstanding Drilling Results

Including 112.78 meters grading 1.3% copper, 1.07% zinc and 27 g/t silver at Bahuerachi

Calgary, Alberta -Tyler Resources Inc. is extremely pleased to announce assay results for the last of the December 2004 drill holes including RC2, 3, 4 and 5 as well as the completed portion of core hole #16.

Reverse circulation drill hole 04-RC-2 returned an average grade of 1.3% copper , 1.07% zinc and 27 g/t silver over 112.78 meters, including 48.78 meters grading 1.81% copper, 0.14 g/t gold, 22 g/t silver and 2.03 % zinc in the main mineralized skarn breccia and associated QFP hosted endoskarn complex. Hole RC 2 ended in mineralization.

Significant Intervals for all drill holes are presented in the table below.

DRILL HOLES RC-2, 3, 4, 5 and DDH 04-BAH-16 (partial)

Hole #	From	-	To	Interval	-	Copper	-	Gold	-	Silver	Zinc	Rock Type
	(m)	-	(m)	(m)	-	(%)	-	(g/t)	-	(g/t)	(%)
RC-2	1.52	-	10.67	9.15	-	0.18	-	0.03	-	8.92	0.27	Lst/skarn
Including	10.67	-	13.72	-	-		-	-	-	-	-	No sample (adit)
RC 2	13.72	-	126.5	112.78	-	1.29	-	0.12	-	26.58	1.07	Mixed
Including	48.78	-	85.37	36.59	-	1.81	-	0.14	-	22	2.03	Skarm/breccia
RC-3	27.44	-	73.17	45.73	-	0.92	-	-	-	-	-	Chalcocite blanket
	83.37	-	96.04	12.67	-	0.77	-	0.11	-	12.65	0.73	Sediments/breccia
	96.04	-	140.24	44.20	-	0.15	-	-	-	-	-	QFP
RC-4	44.21	-	70.12	25.91	-	0.60	-	-	-	-	-	Chalcocite blanket
	79.27	-	89.94	10.67	-	0.33	-	-	-	-	-	Mixed Sed/QFP
	123.48	-	150.91	27.43	-	0.27	-	-	-	- -	-	Mixed Sed/QFP
RC-5	12.20	-	32.01	19.81	-	0.53	-	-	-	-	-	Sediments
	96.04	-	160.06	64.02	-	0.31%	-	-	-	2.35	-	QFP
04-BAH-16*	32	-	148	116	-	0.35	--	-	-	2	-	Sediments and minor QFP
including	66	-	80	14	-	0.54	--	-	-	-	-

*Core hole #16 was stopped at 152 meters in December. It is currently being completed to its planned target depth which is expected to be slightly in excess of 200 meters.

*Drill holes RC3, 4 and 5 all ended in low grade mineralization.

January 25, 2005 - News Release

Further improvements in the methodology used for the drilling and recovery of samples from reverse circulation drilling have been made and the twinning of an additional core hole is currently underway to assess the variability of sample grade between the two drilling methods. As previously disclosed with RC 1, the Company believes that there remains a possibility that results from RC 2 to 5 may still understate the true grade of the intervals drilled due to loss of fines during the sample recovery process. Results for these holes are, however, within the range of values expected for the areas drilled as well as the geological environment and continue to indicate clear bulk mining potential.

This assay data has been reviewed by the Company's independent consultant, Mr. Keith McCandlish, P.Geol., Manager of Mineral Services, Associated Mining Consultants Ltd.

Please refer to the drill hole location plan map attached for the general location of drill holes. A section reporting grades and geology has been completed and is included for section 580 N which includes core hole 04-BAH-15 and RC 3 and sections showing the geology and grade distribution for RC 4 and 5 will be prepared and released when core drilling of those sections has been completed.

Field work has recommenced with core drilling as well as reverse circulation drilling under the new drilling and sample recovery protocol. Samples will be shipped in batches as drilling progresses and further assays are expected by mid to late February.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, and Mr. Brent Gonek, B.Sc, Geology, G.I.T., consultants to the Company.

"Jean Pierre Jutras"

Jean Pierre Jutras President/COO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States. The Tyler Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Tyler's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler's filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

Tyler Resources Inc.
Bahuerachi Project
Mexico
Sketch Geology, Sections
and
drill hole
Locations
NR# 05-03
January 24th, 2005
NORTH
RC-5
RC-4
04-BAH-16
RC-3
04-BAH-15
Section 660 North
Section 560 North
Section 460 North
Section 380 North
04-BAH-14
04-BAH-13
RC-1
RC-2
Legend
Sketch Geological Compilation
Phase 1, July 2004
Lithological Units
Post Mineral Intrusions
(diorite, andesites, dacites, rhyolites)
Undifferentiated high grade breccia
and skarn zones
Quartz-Feldspar porphyries (QFP)
Undifferentiated
Limestone and marbles
Mixed volcanic and sedimentary units
Phase 1 drill hole collar locations,
number and surface trace
Phase 2 drill holes completed, assays
reported
Phase 2 drill holes completed, assays
outstanding
Phase 2 drill holes in progress
Phase 2 drill holes, drill pads ready
Scale
0
250 M
500 Meters

TYLER RESOURCES LTD.

BAHUERACHI PROJECT

SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION,

DRILL HOLES 04-BAH-13, RC-1 and RC-2, Looking North, Section 380 North

Refer to Main Zone geological sketch map and drill hole location Plan for section location, NR 05-03

TYLER RESOURCES LTD.
BAHUERACHI PROJECT
SIMPLIFIED GEOLOGICAL DRILL SECTION, DRILL HOLES 04-BAH-15 and 04-RC-3, Looking North
Refer to Main Zone geological sketch map and drill hole location Plan for section location, NR 05-03

DDH 04-BAH-15
04-RC-03
143 meters
0.71 % Cu
6 g/t Ag
32 meters
1.17 % Cu
45.73 meters
0.92% Cu
39 meters
1.02 % Cu
0.10 g/t Au
13 g/t Ag
0.69 % Zn
12.67 meters
0.77% Cu
0.73% Zn
12.65 g/t Ag
0.11 g/t Au
44.20 meters
0.15% Cu
5.6 meters
2.15 % Cu
0.24 g/t Au
31 g/t Ag
0.62 % Zn
1,050m Elev.
1,000m Elev.
950m Elev.
UTM 785,350 E
UTM 785,450 E
Faults
LEGEND
(Section looking north)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral andesite/rhyolite dykes
QFP 2- Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite stockworks.
Main mineralized breccias with local skarn development-QFP 2 event
QFP 1-Sill, local endoskarn development, minor stockworking
Limestone, local fracture/bedding controlled marble and skarn devellopement
Contact breccia/skarn, QFP 1 related
Mixed sediments and volcanics, locally stockworked with weak Cu mineralization
Scale
0
50 m

TYLER RESOURCES INC.

#500, 926 - 5 Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS                                                                              NEWS FOR RELEASE: January 6, 2005

NEWS RELEASE 05-01

For Further Information Contact:              Jean Pierre Jutras or James Devonshire at 1-403-269-6753

                                                                                Web: www.tylerresources.com

TYLER REPORTS RESULTS FOR

1st OF 7 OUTSTANDING DRILL HOLES AT BAHUERACHI

Calgary, Alberta - Tyler Resources Inc. ("Tyler") reports the results for its first reverse Circulation drill hole which was designed as a test to twin and deepen diamond drill core hole 04-BAH-13 as part of its current Phase 2, 30 hole drill program.

Full assay results have been received, compiled and interpreted for reverse circulation (RC) drill hole 04-RC-1. Drill holes RC 2,3,4,5 and Core holes 15 and 16 (partial) are still outstanding and are expected to come in batches over the next 2 weeks.

Assays from the first reverse circulation drill hole on the project include 30.4 meters grading an average of 0.28% and a further 15.2 meters grading an average of 0.25% copper and 0.13% zinc with the hole ending in mineralization as detailed in the table below and the section attached. Drill hole 04-RC-1 crossed the chalcocite blanket and ended in a mineralized limestone hosted skarn without intersecting the main skarn breccia which was subsequently intersected in RC-2 as shown on the interpreted geological drill section. For drill hole location, please refer to the plan map which accompanied the December 14th, 2004 news release.

DRILL HOLE 04-RC-1, most significant intersections:
-	-	-	-	-	-	-	-	-	-	-
Hole #	From	To (m)	Interval	Cu (%)	Mo	Zn (%)	Pb (g/t)	Ag (g/t)	Au (g/t)	Rock
-	(m)		(m)		(%)					Type
04-RC 1	63.8	94.24	30.4	0.28						Chalcocite
-										blanket
-	109.5	124.6	15.2	0.25		0.13		2.65		skarn
-		(EOH)

Although the results obtained are still within the range of values sought in this type of geological environment, the results are believed to significantly understate the true grades of mineralization within the intersected mineralized units. Hole 04-RC-1 is a twin of core hole #13 for which results were previously published and shows a substantial downward bias in grade. Both drill hole locations and traces are shown on the attached section. The variability of parallel sections less than 2 meters apart between RC and Core indicates an average grade which is roughly 60% less with the reverse circulation method than with core drilling. Results from the core hole on this section, given the good to excellent core recoveries, are considered to be the most accurate.

Material loss of fines can be expected from reverse circulation drilling in a chalcocite blanket environment where the main copper bearing mineral chalcocite occurs as soft coatings on pyrite grains. Some of the variability was caused by generally difficult drilling and poor ground conditions and further twinning will be conducted on another core hole to determine the range of variability which should be expected going forward with RC drilling.

January 6, 2005 News Release

Although the results for the first Reverse Circulation drill hole are of lower grade than the previously reported core drilling results, the presence of mineralized widths with grades consistent with those sought in this type of environment remains a positive step forward in the exploration work at Bahuerachi. Changes to the RC drilling program have been implemented with drill holes RC 2 to 5 using a larger down the hole hammer than RC 1, creating larger chips which are less prone to material loss. Tyler will keep working closely with its independent consultants and the drilling company to increase the sampling accuracy of reverse circulation drilling to an acceptable level.

The field program is presently expected to restart with crew remobilization on January 8th and drilling to recommence around January 12th.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, and Mr. Brent Gonek, B.Sc, Geology, G.I.T., consultants to the Company.

"Jean Pierre Jutras"

Jean Pierre Jutras President/COO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities , or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States. The Tyler Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Tyler's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily in volve known and unknown risks and uncertainties, which may cause Tyler's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking stat ements. These risks and uncertainties include, among other things, those described in Tyler's filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES LTD.

BAHUERACHI PROJECT

SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION,

TYLER RESOURCES INC.

#500, 926 - 5 Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS                                                                NEWS FOR RELEASE: January 10, 2005

 NEWS RELEASE 05-02

For Further Information Contact:

                                                         Jean Pierre Jutras or James Devonshire at 1-403-269-6753

                                                                           Web: www.tylerresources.com

TYLER RESOURCES ANNOUNCES

WIDEST MINERALIZED DRILL INTERSECTION TO DATE AT BAHUERACHI

Calgary, Alberta -Tyler Resources Inc. is very pleased to announce assay results for its drill hole 04-BAH-15 which returned an intersection of 143 meters with an average grade of 0.71% copper from 16 to 159 meters. This was followed by 5.6 meters grading 2.15% copper, 0.24 g/t gold, 31 g/t silver and 0.62% zinc from 160.7 meters to 166.3 meters where the hole ended in mineralization. Interval details are tabulated below.

DRILL HOLE #04-BAH-15, most significant intersections

Hole #	From	To	Interval	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)	Rock Type
	(m)	(m)	(m)
04-BAH-15	16	159	143	0.71	0.22	6		Mixed
Including	28	60	32	1.17		4		Chalcocite blanket
Including	120	159	39	1.02	0.69	13	0.10	Breccia/skarn
	159	160.7	1.7					No sample*

Including**	160.7	166.3	5.6	2.15	0.62	31	0.24	Breccia/skarn
		(EOH)

*From 159 to 160.7 meters, all core was lost during the drilling process and no sample was recovered.

**The drill hole ended in mineralization before reaching its total planned target depth. In previous status updates, drill hole #15 was described as ending at 176.6 meters. The correct final depth is 166.3 meters.

Diamond drill hole #15 was drilled to the east (090 degrees) with a dip of -70 degrees. It is located approximately 100 meters north of diamond drill hole 04-BAH-05 for which results were previously reported. Please refer to the drill hole location plan map provided with the December 14, 2004 news release for the general location of drill hole #15. A section reporting grades and geology will be prepared once all drilling planned on this section has been completed.

Tyler personnel and field crews have now returned to camp and diamond drilling is expected to resume this week. Tyler and its drilling contractor have now made arrangements to bring to site PQ and NQ diameter drill rods in addition to the HQ size rods previously used. This will allow the Company greater operational flexibility where difficult ground conditions are encountered and should facilitate drilling all further holes to planned target depths.

News Release - January 10, 2005

Further changes to the Reverse Circulation drilling program are also being implemented. Reverse Circulation drilling remains a widely used technique in this type of environment and is used to cost effectively determine the extent of large relatively homogeneous bulk mining targets. At Bahuerachi, the Company's objective is to bring the accuracy of reverse circulation drilling to within 10 to 20% of core drilling and establish a good control over geostatistical assay result variability with further twinning of core holes. Accordingly, the reverse circulation rig will first twin diamond drill hole #15 as a second variability test. After doing so and while assay results for the second twinned hole are pending, the RC rig will be used to do first pass prospecting drilling on targets outside of the Main Zone porphyry such as the Los Alisos gold -silver epithermal system and a number of geophysical targets on the property which require further investigation. Core drilling will continue as planned on the Main Zone target.

Tyler is also pleased to announce that as a result of the exercise of warrants arising from its 2004 financing, an additional $1 million in funds will be assigned to the Bahuerachi 2005 field program, allowing the company to expand its Phase 2 program and provide increased flexibility to test additional targets.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, and Mr. Brent Gonek, B.Sc, Geology, G.I.T., consultants to the Company.

"Jean Pierre Jutras"

Jean Pierre Jutras President/COO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States. The Tyler Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Tyler's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler's filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.